Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 14
DATED SEPTEMBER 3, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 14 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014, Supplement No. 4 dated May 2, 2014, Supplement No. 5 dated May 13, 2014, Supplement No. 6 dated May 19, 2014, Supplement No. 7 dated May 30, 2014, Supplement No. 8 dated July 2, 2014, Supplement No. 9 dated July 17, 2014, Supplement No. 10 dated August 1, 2014, Supplement No. 11 dated August 5, 2014, Supplement No. 12 dated August 8, 2014 and Supplement No. 13 dated August 18, 2014. Unless otherwise defined in this Supplement No. 14, capitalized terms used herein have the same meanings as set forth in the prospectus.

RISK FACTORS

The following risk factor is inserted into the section captioned “Risks Related to Conflicts of Interest,” which begins on page 63 of the prospectus.

Inland Securities signed a Letter of Acceptance, Waiver and Consent with FINRA. Any further action, proceeding or litigation with respect to compliance with the Letter of Acceptance, Waiver and Consent, or with respect to similar allegations by FINRA relating to future conduct, could adversely affect our dealer manager.

In August 2014, Inland Securities submitted a Letter of Acceptance, Waiver and Consent, or “AWC,” to FINRA, the self-regulatory organization that oversees broker dealers, for the purpose of proposing a settlement of certain rule violations alleged by FINRA. Without admitting or denying the findings, Inland Securities consented to an entry of findings of certain violations of FINRA Rules, including those related to its due diligence obligations in connection with its activities as placement agent to two private placement offerings. FINRA accepted the AWC on August 27, 2014. In connection with the AWC, Inland Securities consented to a fine of $40,000, and agreed to (1) retain an independent consultant to review its written supervisory procedures, and (2) revise its written supervisory procedures as recommend by the independent consultant. Inland Securities intends to fully comply with the terms and conditions of the AWC. Although Inland Securities has never before been the subject of any FINRA action and although no complaints have been received regarding the two private placement programs, to the extent any action would be taken against Inland Securities in connection with its compliance with the AWC, or if future violations of FINRA rules are alleged, Inland Securities could be adversely affected.

CONFLICTS OF INTEREST

The following disclosure supplements the section captioned “Conflicts of Interest,” which begins on page 109 of the prospectus.

In August 2014, Inland Securities submitted a Letter of Acceptance, Waiver and Consent, or “AWC,” to FINRA, the self-regulatory organization that oversees broker dealers, for the purpose of proposing a settlement of certain alleged rule violations. Without admitting or denying the findings, Inland Securities consented to an entry of findings of certain violations of FINRA Rules, including those related to its due diligence obligations in connection with its activities as placement agent to two private placement offerings. FINRA accepted the AWC on August 27, 2014. In connection with the AWC, Inland Securities consented to a fine of $40,000, and agreed to (1) retain an independent consultant to review its written supervisory procedures, and (2) revise its written supervisory procedures as recommended by the independent consultant. Inland Securities intends to fully comply with the terms and conditions of the AWC.

Inland Securities has been in the securities business for thirty years, and has not received any complaints regarding the two private placement programs and has never before been the subject of any FINRA disciplinary actions, proceedings or fines. Inland Securities believes that the matter will not have a material adverse effect on it or its business. In addition, Inland Securities is not aware of any negative impact, and does not expect the FINRA settlement to have any negative impact, on the investors in any programs, including Inland Real Estate Income Trust, for which Inland Securities has served or is serving as dealer manager or placement agent.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 182 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of August 31, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	26,744,833.402	265,524,746	24,530,985	240,993,761

Shares sold pursuant to our distribution reinvestment plan:	288,945.896	2,744,986	–	2,744,986

Shares purchased pursuant to our share repurchase program:	(5,815.082)	(53,509)	–	(53,509)
Total:	27,047,964.216	268,416,223	24,530,985	243,885,238

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.